SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Creative Host Services, Inc.

(Name of Subject Company)

Creative Host Services, Inc.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

22527P 10 2

(CUSIP Number of Class of Securities)

Sayed Ali

President and Chief Executive Officer
Creative Host Services, Inc.
16955 Via Del Campo, Suite 110
San Diego, California 92127
(858) 675-7711
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:

Barbara L. Borden, Esq.

Jeremy D. Glaser, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121
(858) 550-6000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

      The name of the subject company is Creative Host Services, Inc., a California corporation (“Creative Host” or the “Company”). Creative Host’s principal executive office is at 16955 Via Del Campo, Suite 110, San Diego, California 92127 and the telephone number at its principal executive offices is (858) 675-7711.

      The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this “Statement”) relates is the Common Stock, no par value, of Creative Host (the “Shares”). As of February 18, 2004, there were 8,830,140 Shares outstanding.

Item 2.	Identity and Background of Filing Person

      The filing person is the subject company. Creative Host’s name, business address and business telephone number are set forth in Item 1 hereof.

      This Statement relates to the tender offer by Yorkmont Five, Inc. (“Purchaser”), a California corporation and an indirect wholly owned subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Compass”), to purchase all of the issued and outstanding Shares at a purchase price of $3.40 per Share (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated February 26, 2004 (the “Offer to Purchase”) and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments or supplements thereto, the “Offer”). The Offer is described in, and the Offer to Purchase is filed as an exhibit to, a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Compass with the Securities and Exchange Commission (the “Commission”) on February 26, 2004. A free copy of the Schedule TO and other documents filed with the Commission by Purchaser and Compass may be obtained at the Commission’s web site at www.sec.gov.

      The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 18, 2004 (the “Merger Agreement”) among Purchaser, Compass and Creative Host. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of the Shares pursuant to the Offer and obtaining the requisite vote of the shareholders of Creative Host, if required in accordance with the relevant provisions of the California General Corporation Law (the “CGCL”), Purchaser will be merged with and into Creative Host (the “Merger”), with Creative Host continuing as the surviving corporation and an indirect wholly owned subsidiary of Compass.

      The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of Shares representing at least 90% of the outstanding Shares on the date of purchase. If more than 50% but fewer than 90% of the outstanding Shares are tendered by the scheduled expiration date of the Offer, then Compass will either: (i) extend the Offer for additional 10 business day periods (with the final expiration date no later than 90 business days from the commencement date of the Offer), (ii) exercise its option to purchase shares of Creative Host so that Compass owns 90% of the Shares following the Offer pursuant to the Stock Option Agreement described below, (iii) reduce the number of Shares subject to the Offer to 49.9% of the then-outstanding Shares (the “Revised Minimum Number”), and, subject to the prior satisfaction or waiver of the other conditions of the Offer, either (A) purchase, on a pro rata basis, the Revised Minimum Number of Shares, or (B)(1) purchase all Shares that have been tendered and not withdrawn as of the then-scheduled expiration date of the Offer, (2) prepare and file a permit application under Section 25142 of the California General Corporation Law (the “CGCL”) and a related information statement or other disclosure document, and shall request a hearing on the fairness of the terms and conditions of the Merger pursuant to Section 25142 of the CGCL, and (3) otherwise comply with the CGCL (it being understood that Purchaser will not in any event be required to accept for payment, or pay for, any Shares if less than the Revised Minimum Number of Shares are tendered pursuant to the Offer and not withdrawn prior to the expiration date of the Offer). In either case, Compass must pursue obtaining approval of the requisite vote of the shareholders to consummate a merger with Creative Host to acquire the remainder of the Shares. The Offer is also conditioned upon Creative Host obtaining consents for the assignment of its contracts with customers that represent aggregate projected revenue for 2004 of at least $40,000,000 and that Creative Host not have net indebtedness (as defined in the Merger Agreement) exceeding $9,900,000 prior to the acceptance of the Shares tendered in the Offer and other customary conditions. The conditions are discussed in greater detail in Section 14 of the Offer to Purchase.

      At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Compass or any subsidiary of Compass, including Purchaser or the Company (all of which will be cancelled), and other than Shares held by shareholders who have demanded and perfected dissenters’ rights under the CGCL) will be cancelled and converted automatically into the right to receive the Offer Price, or any higher price that may be paid per Share in the Offer, without interest (the “Merger Consideration”). Shareholders who demand and properly perfect dissenters’ rights under California law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by California law. The Merger Agreement is summarized in Section 12 of the Offer to Purchase.

      Simultaneously with the execution of the Merger Agreement, Compass and Creative Host entered into a Stock Option Agreement (the “Stock Option Agreement”) pursuant to which Creative Host granted Compass an option to purchase from time to time up to that number of Shares that, when added to the number of Shares owned by Purchaser, Compass and any other subsidiary of Compass immediately following consummation of the Offer, would equal 90% of the Shares outstanding after the exercise of the option but limited to a maximum of number of 2,099,200 shares of common stock of Creative Host.

      In connection with the Merger Agreement, Compass and Purchaser entered into a Tender and Voting Agreement, dated February 18, 2004, with Mr. Sayed Ali, the President and Chief Executive Officer of the Company, and a Tender Agreement with J. Stewart Jackson, IV, an individual shareholder of the Company (collectively, the “Tender Agreements”). Mr. Ali has agreed to vote all of the Shares that he beneficially owns in favor of the Merger and against any action that would result in a breach of the Merger Agreement, against any competing acquisition proposal, and against any action that could reasonably be expected to impede, interfere with, delay, discourage or adversely affect the Merger Agreement, the Offer or the Merger. The Shares covered by the Tender Agreements represent approximately 40.3% of the Shares that as of February 18, 2004 were issued and outstanding.

      The Schedule TO states that the address of the principal executive offices of Compass and Purchaser is 2400 Yorkmont Road, Charlotte, North Carolina 28217.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

      Certain contracts, agreements, arrangements or understandings between Creative Host or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the “Information Statement”) that is attached as Annex A to this Statement and is incorporated herein by reference. Except as described in this Statement (including the Exhibits and Annexes hereto), to the knowledge of Creative Host, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between Creative Host and its affiliates and (i) Creative Host or its executive officers, directors or affiliates or (ii) Compass, Purchaser or their executive officers, directors or affiliates. In considering the recommendation of the Board of Directors of Creative Host (the “Board” or the “Board of Directors”) set forth in Item 4 below, Creative Host’s shareholders should be aware that certain members of Creative Host’s management and certain members of the Board have interests in the Offer and the Merger, which are described herein and in the Statement and which may present them with certain conflicts of interest. The Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

      Merger Agreement. The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 12 and 1, respectively, of the Offer to Purchase, which is being mailed to shareholders together with this Statement, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit 5 hereto and is incorporated herein by reference.

      Stock Option Agreement. The summary of the Stock Option Agreement contained in Section 12 of the Offer to Purchase, which is being mailed to shareholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Stock Option Agreement, which has been filed as Exhibit 6 hereto and is incorporated herein by reference.

      Tender Agreements. Each of Sayed Ali and J. Stewart Jackson, IV, who together hold voting and dispositive power with respect to an aggregate of 3,562,668 Shares, or approximately 40.3% of the Shares outstanding as of February 18, 2004, entered into the respective Tender Agreements with Compass and Purchaser as an inducement for Compass and Purchaser’s execution and delivery of the Merger Agreement. Mr. Ali also has agreed to vote all of the Shares that he beneficially owns in favor of the Merger and against any action that would result in a breach of the Merger Agreement, against any competing acquisition proposal, and against any action that could reasonably be expected to impede, interfere with, delay, discourage or adversely affect the Merger Agreement, the Offer or the Merger. The summary of the Tender Agreement and the Tender and Voting Agreement contained in Section 12 of the Offer to Purchase, which is being mailed to shareholders together with this Statement, is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreement and the Tender and Voting Agreement, which have been filed as Exhibits 7 and 8 hereto and are incorporated herein by reference.

      Employment Agreements and Severance Provisions. In connection with the execution of the Merger Agreement, Creative Host and Compass Group USA, Inc., an indirect wholly owned subsidiary of Compass, executed an addendum, dated February 18, 2004, with Sayed Ali (the “Addendum”) to amend the original employment agreement entered into by Creative Host and Mr. Ali on November 1, 2002 (as amended by the Addendum, the “Ali Employment Agreement”). Under the terms of the Addendum, upon consummation of the Merger Mr. Ali will continue as the Chief Executive Officer of Creative Host and will assume such responsibilities and positions as the executives of Compass shall determine from time to time. Mr. Ali’s annual base salary will initially be $300,000 and will increase annually by $25,000 to a maximum of $375,000. In addition, Mr. Ali will be paid a discretionary annual bonus based on factors to be determined, and will receive all benefits Compass provides to similarly-situated executives of Compass. The Ali Employment Agreement is scheduled to expire upon the fourth anniversary of the Merger, unless extended or renewed by the parties. Upon termination of his employment by Creative Host, Mr. Ali agreed that until the greater of 24 months or the number of full months remaining after his termination date until March 31, 2008 (the “Noncompetition Period”) he will not directly or indirectly engage in Competitive Activity (as defined in the Addendum) with Creative Host within a geographic area specified in the Addendum. In the event that Mr. Ali terminates his employment for Creative Host’s breach of the Ali Employment Agreement, he will be paid severance in an amount equal to the monthly equivalent of his annual base salary then in effect multiplied by the number of full months of the Noncompetition Period.

      Also in connection with the Merger Agreement, Compass entered into an Employment Agreement dated February 18, 2004 with Ms. Tasneem Vakharia (the “Vakharia Agreement”). The Vakharia Agreement provides that Ms. Vakharia will, among other things, (i) be employed as the Executive Vice President and Secretary of the Company; (ii) receive an annual base salary of $112,000; (iii) receive all other benefits provided by the Company, including bonuses, incentive compensation plans and employee welfare benefit plans; (iv) if terminated due to death, receive one year’s annual salary and any accrued, unpaid bonus; (v) if terminated due to Termination Without Cause (as defined in the Vakharia Agreement), receive severance in the amount equal to the annual base salary; and (vi) not directly or indirectly solicit employees of the Company, or any employee of an affiliate of the Company, or engage in Competitive Activity (as defined in the Vakharia Agreement) within the territory set forth in the Vakharia Agreement for a period of twelve months following termination of employment.

      By letter dated February 18, 2004, Louis Coccoli, Jr., President of GladCo Enterprises, Inc., a wholly owned subsidiary of Creative Host, agreed that the Offer and the Merger do not constitute a change of control under his employment agreement and that his employment agreement remained in full force and effect.

      Treatment of Stock Options and Warrants. The Merger Agreement provides that each unexpired and unexercised option (whether or not then vested or exercisable) of Creative Host outstanding as of the

Effective Time shall be cancelled and converted solely into the right to receive at the Effective Time an amount in cash equal to the product of (A) the number of Shares subject to such option and (B) the excess, if any, of $3.40 per Share over the exercise price per Share of each such option, less any income or employment or other tax withholding required under applicable law. The Merger Agreement provides that each warrant to acquire Shares, whether or not exercisable, will be converted solely into the right to receive, upon exercise of the warrant, cash in an amount equal to the product of (Y) the number of Shares subject to the warrant and (Z) the excess, if any, of $3.40 per Share over the exercise price per Share provided in such warrant.

      Benefit Plans. The Merger Agreement provides that employees of Creative Host who continue employment with Creative Host or Compass after the Effective Time shall be eligible to continue to participate in Creative Host’s benefit plans in effect at the Effective Time for at least 12 months following the Effective Time. If any benefit plans are terminated, Purchaser will offer employees of Creative Host benefits that are comparable to those under the existing benefit plans.

      Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing for the current and former directors or officers of Creative Host (“Indemnified Persons”), and any indemnification agreements between Creative Host and the Indemnified Persons, will be assumed and continued by Purchaser. The Articles of Incorporation and Bylaws of Purchaser will contain the same provisions related to indemnification and exculpation from liabilities as Creative Host’s current Articles of Incorporation and Bylaws. In addition, until six years from the Effective Time, the Merger Agreement stipulates that Compass will not permit the Articles of Incorporation and Bylaws of Purchaser to be amended in a manner that would adversely effect the rights afforded the Indemnified Persons in such Articles of Incorporation and Bylaws. The provisions of the Merger Agreement described in this paragraph will be binding on any successor of Purchaser in the event that it is merged or consolidated with another entity.

      In addition, the Merger Agreement provides that until six years from the Effective Time, Compass will maintain in effect, for the benefit of the Indemnified Persons with respect to acts or omissions occurring prior to the Effective Time, directors’ and officers’ liability insurance which is substantially similar in coverage to that maintained by Creative Host as of the date of the Merger Agreement (the “Existing Policy”); provided, however, that Compass will not be required to pay or cause to be paid annual premiums for the Existing Policy (or for any substitute policies) in excess of 200% of the last annual premium paid by Creative Host prior to the date of the Merger Agreement. In the event any future annual premiums for the Existing Policy (or any substitute policies) exceed 200% of the last annual premium paid by Creative Host prior to the date of the Merger Agreement, Compass will be entitled to reduce the amount of coverage of the Existing Policy (or any substitute policies) to the amount of coverage that can be obtained for a premium equal to 200% of the last annual premium paid by Creative Host prior to the date of the Merger Agreement.

      On November 24, 2003, Creative Host entered into an indemnification agreement (the “Indemnification Agreement”) with each of its officers and directors, namely: Mr. Ali, Ms. Vakharia, Barbara A. Butler, John P. Donohue, Jr., Booker T. Graves, and Charles B. Radloff (the “Indemnitees”). Each Indemnification Agreement provides, among other things, that: (i) Creative Host will maintain in full force directors’ and officers’ liability insurance so long as the Indemnitees may be subject to any possible proceeding by reason of the fact that the Indemnitee was an agent of Creative Host, unless maintaining such insurance would be unreasonable; (ii) Creative Host will indemnify the Indemnitees to the fullest extent not prohibited by applicable law or Creative Host’s articles of incorporation or bylaws (a) in any third party action brought against an Indemnitee by reason of the fact that the Indemnitee was an agent of Creative Host if the Indemnitee acted in good faith and, with respect to any derivative action, in which the Indemnitee is not found liable, or (b) in any derivative action in which the Indemnitee is adjudged liable but the court in which such action was brought determines that the Indemnitee is reasonably entitled to indemnity in such amounts which such court will determine; and (iii) Creative Host is not required to indemnify Indemnitee if, among other things, (a) indemnitee’s liability is actually paid by applicable insurance (but only to the extent of such payments actually made), or (b) a claim is made against an Indemnitee solely for an accounting of profits (made from the purchase or sale by the Indemnitee of securities) pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Item 4.	The Solicitation or Recommendation

Tender Agreements

      Each of Sayed Ali and J. Stewart Jackson, IV, who together hold voting and dispositive power with respect to an aggregate of 3,562,668 Shares, or approximately 40.3% of the Shares outstanding as of February 18, 2004, entered into Tender Agreements with Compass and Purchaser as an inducement for Compass and Purchaser’s execution and delivery of the Merger Agreement. See Item 3.

Recommendation of the Board of Directors of Creative Host

      The Board of Directors of Creative Host, at a meeting held on February 12, 2004, unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, Creative Host and the shareholders of Creative Host, (B) approved and adopted the Merger Agreement and the Stock Option Agreement and the transactions contemplated thereby and (C) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to, and subject to the terms and conditions of, the Offer. The Board recommends that the shareholders of Creative Host accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background of the Offer and the Merger

      In November 2000, Creative Host closed the acquisition of GladCo Enterprises Inc., an airport concessions operator, and announced that it was embarking on a search for additional acquisition candidates because it believed that there were opportunities to consolidate small, privately-held concession operators in the United States. In the course of seeking acquisition candidates, and continuing to enter proposals for concessions at new airport locations, management held discussions about possible strategic transactions from time to time.

      On June 25, 2003, Mr. Johann Weinzetti, President of Select Service Partners, a subsidiary of Compass Group PLC (“Ultimate Parent”), met with Mr. Sayed Ali, the President and Chief Executive Officer of Creative Host to discuss the North American airport concession market. Mr. Weinzetti and Mr. Ali are acquaintances and have periodically talked at industry functions. No formal discussion of the proposed transaction took place at that time. Following this meeting, Mr. Thomas G. Ondrof, the Chief Financial Officer of Ultimate Parent’s North America Division called Mr. Ali to introduce himself and discuss the market. They agreed to meet and talk again later.

      On August 10, 2003, Mr. Ondrof and Mr. Ali met in Chicago, Illinois where Mr. Ondrof informed Mr. Ali of Ultimate Parent’s North America Division’s interest in a potential negotiated transaction with Creative Host. Following this meeting, Mr. Ali sent various marketing materials and other publicly available information about Creative Host to Mr. Ondrof.

      On August 25, 2003, Ultimate Parent’s North America Division and Creative Host entered into a confidentiality agreement.

      On September 13, 2003, Mr. Ali and Mr. Ondrof met in Charlotte, North Carolina. At this meeting Mr. Ondrof proposed a possible negotiated acquisition of Creative Host by Compass proposed a tentative enterprise valuation of Creative Host. Mr. Ali asserted that a higher enterprise value was warranted, but agreed to continue discussions.

      Various conversations followed between Mr. Ali, Mr. Ondrof and Mr. C. Palmer Brown, Jr., Vice President of Corporate Development of Ultimate Parent’s North America Division, regarding the potential terms of a proposed negotiated transaction.

      On October 29, 2003, Ultimate Parent’s North America Division sent to Creative Host a non-binding letter indicating the terms on which Ultimate Parent’s North America Division was willing to acquire Creative Host based on a total enterprise value (the value of equity plus net indebtedness) for Creative Host of $41 million. The letter did not include a fully diluted share price for Creative Host. The proposed transaction was subject to due diligence and other customary conditions, Ultimate Parent’s North America Division board approval and the execution of a definitive agreement.

      On November 5, 2003, Creative Host retained Cooley Godward LLP as legal counsel. Mr. Ali and legal counsel from Cooley Godward LLP then had a conference call with Mr. Ondrof, Mr. Brown and legal counsel from Helms Mulliss & Wicker, PLLC to discuss the proposed timetable for the transaction and the structure of the transaction.

      During the week of November 17, 2003, Ultimate Parent’s North America Division conducted due diligence at Creative Host’s San Diego, California headquarters.

      On November 24, 2003, Creative Host held a special meeting of the Board of Directors at which the receipt of the indication of interest from Ultimate Parent’s North America Division was discussed. The Board of Directors decided to form a special committee of the Board of Directors composed of Charles B. Radloff and John P. Donohue, Jr. (the “Special Committee”) for the purpose of analyzing strategic transactions and alternatives and making recommendations to the full Board of Directors. Following creation of the Special Committee, the Special Committee and Mr. Ali met with counsel to discuss fiduciary duty issues, the process for negotiating a strategic transaction and the process for exploring other alternative transactions.

      Following the November 24, 2003, meeting, the Special Committee retained Houlihan Lokey Howard & Zukin Financial Advisors, Inc. and its affiliate, Houlihan Lokey Howard & Zukin Capital (together, “Houlihan Lokey”), as financial advisor. The Special Committee authorized Houlihan Lokey to contact all of the most likely strategic buyers of Creative Host to determine the competitiveness of the current offer from Ultimate Parent’s North America Division. During the period from December 9, 2003 until January 30, 2004, Houlihan Lokey contacted nine potential strategic buyers in order to solicit interest in a potential transaction. Company A entered into a confidentiality agreement and submitted a preliminary indication of interest for less than the Offer Price and was unwilling to increase its indication of interest. Company B entered into a limited confidentiality agreement and indicated that it could be interested but could not pursue a transaction on the current timetable.

      On December 1, 2003, Creative Host entered into a confidentiality agreement with its largest shareholder, J. Stewart Jackson, IV. Following execution of this agreement, Mr. Ali met with Mr. Jackson to discuss the potential sale of Creative Host.

      On December 2, 2003, Creative Host and Ultimate Parent’s North America Division entered into a Mutual Nondisclosure Agreement that superseded the other confidentiality agreement.

      On December 8, 2003, Ultimate Parent’s North America Division’s counsel sent to Creative Host’s counsel an initial draft of the definitive Merger Agreement. On December 11, 2003, the Special Committee met with legal counsel to review the draft Merger Agreement. On December 15, 2003, Mr. Ali met with Mr. Ondrof and Mr. Brown in New York and Mr. Ondrof and Mr. Brown informed Mr. Ali that Ultimate Parent’s North America Division was suspending negotiations of the transaction. Negotiations resumed in early January 2004.

      On January 12, 2004, the Special Committee held a meeting with management, representatives of Houlihan Lokey and its counsel to review the status of the solicitations being made by Houlihan Lokey. During the meeting, Houlihan Lokey also discussed the proposed presentation to Mr. Jackson in connection with seeking his willingness to tender his common stock in the proposed transaction with Ultimate Parent’s North America Division.

      On January 14, 2004, Mr. Ali met with Mr. Jackson to discuss the transaction and proposal from Compass and to update him on the background and status of Creative Host. On January 15, Mr. Ali and a representative of Houlihan Lokey met with Mr. Jackson to give him a presentation on the proposed Ultimate Parent’s North America Division transaction and the reasons for supporting the transaction.

      On January 20, 2004, a representative of Houlihan Lokey contacted Mr. Brown seeking a higher valuation for Creative Host. On January 21 and 22, 2004, Mr. Brown and other representatives from Ultimate Parent’s North America Division and its legal counsel met with Mr. Ali and other company representatives in

San Diego, California to negotiate the Merger Agreement and to discuss other transaction issues. On January 22, 2004, Mr. Brown notified Houlihan Lokey by letter that Ultimate Parent’s North America Division would not agree to a higher valuation.

      The Special Committee held a meeting with representatives of Houlihan Lokey and Mr. Ali on January 27, 2004 to discuss preliminary valuation metrics and the alternatives available to Creative Host, including alternatives for obtaining additional capital to fund organic growth. Following the meeting, the Special Committee decided to continue to seek a higher valuation from Ultimate Parent’s North America Division and held a telephone conference with Mr. Ali, Mr. Ondrof and Mr. Brown regarding the transaction and Creative Host’s valuation. Following this discussion, additional telephone conversations were held between Mr. Ondrof, Mr. Brown and Mr. Ali to negotiate the valuation and on January 29, 2004, Ultimate Parent’s North America Division agreed to increase the enterprise valuation and then subsequently presented a final offer of $3.40 per share.

      During the first week of February 2004, Creative Host and Ultimate Parent’s North America Division continued to have discussions with Mr. Jackson concerning the benefits of the proposed transaction and the alternatives available to Creative Host if Mr. Jackson would not support the transaction. Ultimate Parent’s North America Division reiterated that it would not proceed with the transaction without the agreement to tender from Mr. Jackson and declined to increase the offer price or change the form of consideration in response to Mr. Jackson. On February 11, 2004, Mr. Jackson agreed to execute the Tender Agreement.

      On February 12, 2004, the Special Committee held a meeting to review the principal terms of the Merger Agreement. During the meeting,

•	A representative of Cooley Godward reviewed the principal terms of the Merger Agreement, including the overall structure of the Offer followed by the Merger, the pre-closing covenants, the conditions to closing, including the required third party consents and the limitation on net indebtedness, the termination provisions and the proposed termination fees. Counsel also reviewed the terms of the Tender Agreements signed by Mr. Ali and Mr. Jackson and the terms of the addendum to Mr. Ali’s employment agreement. An employment agreement was also entered into with Tasneem Vakharia. The Special Committee was informed that negotiations were ongoing with Louis Coccoli regarding his employment agreement.

•	Representatives of Houlihan Lokey made a financial presentation and presented orally the fairness opinion of Houlihan Lokey discussed in “Opinion of Financial Advisor.”

•	Mr. Ali again reviewed the strategic rationale for the transaction, the potential benefits and risks of the proposed transaction as well as alternatives to the transaction.

      Following a discussion, the Special Committee unanimously determined to recommend that the Board of Directors approve the principal terms of and adopt the Merger Agreement.

      Following the meeting of the Special Committee, the Board of Directors met on February 12, 2004 and received the recommendation of the Special Committee that the Board approve and adopt the principal terms of the Merger Agreement and recommend that the shareholders tender Shares to Ultimate Parent’s North America Division’s subsidiary pursuant to the Offer. The Special Committee reviewed its process and the fairness opinion that it received from Houlihan Lokey. Following a discussion, the Board of Directors unanimously approved the principal terms of and adopted the Merger Agreement.

      On February 16, 2004, Mr. Coccoli entered into a letter agreement acknowledging that the transaction would not constitute a change of control under his existing employment agreement.

      On February 18, 2004, the representatives of both Ultimate Parent’s North America Division and Creative Host concluded negotiations of the Merger Agreement and other agreements. Thereafter, Ultimate Parent’s North America Division, Purchaser and Creative Host executed, where applicable, each of the Merger Agreement and the Stock Option Agreement and the transaction was announced after the close of the Nasdaq Stock Market on February 18, 2004 by the issuance of a joint press release by Compass and Creative Host.

Reasons for the Recommendation of the Board.

      In reaching its conclusion that the acceptance of the Offer and the approval of the Merger are in the best interests of Creative Host and its shareholders, the Special Committee consulted with Creative Host’s senior management and its legal and financial advisors and considered a number of factors, including the following:

•	the fact that the Offer Price represents a premium of approximately 16.4% over the highest Creative Host stock price of $2.92 per share (January 16, 2004) during the past 52 weeks and a premium of more than 25% over the average closing price during the 10, 30 and 60 day trading periods prior to February 12, 2004 on the Nasdaq Small Cap Market and a review of other historical trading prices and average daily trading volumes of Creative Host stock.

•	Creative Host’s prospects and anticipated competitive position if it were to retain its current ownership structure and remain a standalone public company, including its capital requirements in order to build additional locations, its need to obtain additional debt or equity financing to fund its growth, the limitations on its access to capital markets, the requirements to bid successfully on larger airport concession contracts and the resources that Creative Host would require to retain its existing contract base upon current contract expirations in an industry environment with expected increased consolidation and the competitive advantages of larger participants with stronger capital bases and branding relationships.

•	the presentation of the Houlihan Lokey representatives to the Special Committee at the February 12, 2004 meeting and the opinion of Houlihan Lokey delivered orally and confirmed in writing as of such date and based upon and subject to the considerations and limitations set forth therein, as of February 12, 2004 the $3.40 in cash per Share to be received by the shareholders of Creative Host in the Offer and the Merger is fair, from a financial point of view, to such shareholders. The full text of the Houlihan Lokey opinion setting forth the scope of the review undertaken by Houlihan Lokey in arriving at the opinion was delivered to the Board and is set forth as Annex B to this Schedule 14D-9. Shareholders are urged to read the Houlihan Lokey opinion in its entirety.

•	the process undertaken to solicit third party indications of interest in the acquisition of Creative Host and the fact that no other third party presented Creative Host with a viable acquisition proposal at a price equal to or exceeding the Offer Price.

•	the extensive arms-length negotiations between Creative Host and Compass and between Compass and the largest shareholders of Creative Host leading to the belief of the Special Committee and Board of Directors that $3.40 in cash per Share represented the highest price per Share that could reasonably be expected to be received from Compass.

•	the fact that the Offer is not contingent on Compass or Purchaser obtaining financing and contains no other terms or conditions that, in the view of the Special Committee are reasonably likely to impair the consummation of the Offer or the Merger;

•	the fact that the Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling Creative Host’s shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

•	a review of the principal terms and conditions of the Merger Agreement, with the assistance of legal counsel, and consideration of specific provisions of the Merger Agreement, including the ability of Creative Host to terminate the Merger Agreement in the exercise of its fiduciary duties under specific conditions and upon the payment of $1.7 million in termination fees and expenses (with the recognition that such fees could impede others from making superior offers but believing such fees to be within the range of reasonable termination fees provided in comparable transactions and not to be a preclusive deterrent to competing offers) and the limited ability of Compass and Purchaser to terminate the Offer or the Merger Agreement.

•	the fact that significant shareholders of Creative Host beneficially holding in the aggregate approximately 40.3% of the outstanding Shares were willing to enter into the Tender Agreements, pursuant to which such shareholders agreed to tender all of their Shares into the Offer.

•	the potential risk of deterioration of Creative Host’s stock price and the consequent risk that future acquisition proposals, if any, might be on terms significantly less favorable to Creative Host and its shareholders.

      The foregoing discussion of information and factors considered by the Special Committee and the Board of Directors is not intended to be exhaustive, but is believed to include all material factors considered by the Special Committee and the Board. Neither the Board of Directors nor the Special Committee found it practicable to quantify or assigned relative weights to the specific factors considering in reaching its determinations and the Board of Directors recommendations. In addition, different members of the Board of Directors may have given different weights to the various factors described above.

Opinion of Company’s Financial Advisor

      The Special Committee retained Houlihan Lokey as financial advisor in connection with the Offer and Merger transaction and to render an opinion as to whether the $3.40 per share consideration to be received by shareholders in the Offer, was fair to such holders from a financial point of view. The fairness opinion was prepared to assist the Special Committee in evaluating the terms of the Offer. The Special Committee retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, recapitalizations and similar transactions. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services in mergers and acquisitions and rendering fairness opinions in connection therewith.

      At the February 12, 2004, meeting of the Special Committee, Houlihan Lokey rendered to the Special Committee its oral opinion and confirmed in writing that as of such date, and based on and subject to the matters described in the fairness opinion, the price per share of $3.40 to be received by Creative Hosts’ shareholders in connection with the Offer was fair to such holders from a financial point of view. The summary of the fairness opinion set forth below is qualified in its entirety by reference to the full text of the fairness opinion. You are urged to read the fairness opinion attached as Annex B to this Statement in its entirety.

      In arriving at its fairness opinion, among other things, Houlihan Lokey did the following:

1. reviewed Creative Host’s annual reports on Form 10-KSB for the fiscal years ended 2000 through 2002, Creative Host’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 and unaudited financial statements for the periods ended November 30, 2002 and 2003, December 31, 2003, and January 31, 2004;

2. reviewed financial statements and lease schedules for each of Creative Host’s operating locations;

3. reviewed forecasts and projections prepared by Creative Host’s management with respect to Creative Host for the years ended 2003 through 2008;

4. reviewed Creative Host’s summary of outstanding options, notes and warrants received on February 4, 2004;

5. reviewed the historical market prices and trading volume for Creative Host’s publicly traded securities;

6. reviewed the non-binding offer letter from Compass dated October 29, 2003;

7. reviewed the non-binding offer letter from an alternate buyer dated December 17, 2003;

8. reviewed the draft Agreement and Plan of Merger among Compass and Creative Host and prior drafts;

9. reviewed certain other publicly available financial data for certain companies that it deemed comparable to Creative Host; and

10. conducted other such studies, analyses and inquiries as it deemed appropriate.

      Houlihan Lokey used several methodologies to assess the fairness of the consideration to be received by the holders of Creative Host’s stock in connection with the Offer. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion in connection with the Offer. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex B to this Statement. Houlihan Lokey regarded each of the following analyses to be appropriate and reflective of generally accepted valuation methodologies given Creative Host’s trading volume relative to total shares outstanding, the accessibility of comparable publicly traded companies, the availability of forecasts from management of Creative Host, and available information regarding similar transactions in the airport concession and general food concession industry.

      Houlihan Lokey’s analyses included the calculation and comparison of the following: (i) an analysis of Creative Host’s stock price as determined by the public market; (ii) an analysis of Creative Host’s stock price as determined by Houlihan Lokey; and (iii) an analysis of the premium being paid in the Offer compared to other similar transactions.

      Houlihan Lokey performed the following analyses in order to determine the current price per share of Creative Host:

      Public Market Pricing and Premiums Paid in Other Transactions Analysis. Houlihan Lokey reviewed the historical market prices and trading volume for Creative Host’s publicly held common stock and reviewed publicly-available news articles and press releases relating to Creative Host. Houlihan Lokey reviewed Creative Host’s closing stock price on a 10-day, 30-day, 60-day, and one-year average basis as of February 11, 2004, with such pricing ranging from $2.10 to $2.73 per share. Houlihan Lokey also considered Creative Host’s 52 week high and 52 week low closing price over the 52 weeks prior to February 11, 2004, with such pricing ranging from $1.65 to $2.92 per share. Houlihan Lokey also noted that the closing price as of February 11, 2004 for Creative Host’s stock was $2.72. The consideration of $3.40 exceeds all of the aforementioned pricing.

      Houlihan Lokey analyzed the premium paid in other recent acquisition transactions involving the food concession business, which indicated a median premium above the public trading price of 13.0 percent (based upon the 5-day average closing price prior to announcement) and a median premium above the public trading price of 30.7 percent (based upon the 30-day average closing price prior to announcement). Houlihan Lokey noted that the $3.40 consideration represents a 25 percent premium over the closing price as of February 11, 2004, and a premium that ranges from 106.1 percent (based upon the 52-week low) to 16.4 percent (based upon the 52-week high), and in excess of 25 percent for the 10-day, 30-day, and 60-day average closing price.

      Market Multiple Methodology. Houlihan Lokey reviewed certain financial information of publicly traded comparable companies engaged in the food concession industry selected solely by Houlihan Lokey. The comparable companies included: Aramark Corp, Autogrill, Compass Group, Sodexho Alliance SA, and Volume Services America. Houlihan Lokey calculated certain financial ratios of the comparable companies based on the most recent publicly available information including, the multiples of:

•	enterprise value (“EV”, the equity value of the company plus all interest-bearing debt) to latest twelve months (“LTM”) revenues,

•	EV to LTM earnings before interest, taxes, depreciation and amortization (“EBITDA”), and

•	EV to projected next fiscal year (“NFY”) EBITDA.

      The analysis showed that the multiples exhibited by the comparable companies as of approximately February 11, 2004 were as follows:

	EV/Revenue	EV/EBITDA	EV/EBIDTA
	(LTM)	(LTM)	(NFY)

Low	0.44	7.5	8.1
High	1.09	10.2	9.3
Median	0.78	8.7	8.3
Mean	0.79	8.7	8.6

      Houlihan Lokey derived indications of the EV of Creative Host by applying selected EBITDA and revenue multiples to Creative Host’s LTM revenues and LTM and NFY EBITDA. This resulted in an EV for Creative Host, and by subtracting debt Houlihan Lokey arrived at an indication of the value of Creative Host’s equity. However, Houlihan Lokey considered that the multiples exhibited by the comparable public companies reflect marketable minority ownership, but not prices for change of control transactions. Accordingly, Houlihan Lokey applied a 20% premium to the resulting equity indication to arrive at a controlling EV for Creative Host. The resulting indications of the EV of Creative Host ranged from approximately $40.0 million to $46.0 million and indications of the equity of Creative Host ranged from approximately $29.8 million to $35.8 million.

      Discounted Cash Flow Methodology. Houlihan Lokey utilized certain financial projections prepared by Creative Host’s management with respect to fiscal years 2004 through 2008. Houlihan Lokey determined Creative Host’s EV by first deriving adjusted free cash flow (by adjusting for capital expenditures as well as working capital requirements and any taxes) and discounting free cash flow to the present. Houlihan Lokey applied risk-adjusted discount rates ranging from 13.5 percent to 15.5 percent to the projected adjusted free cash flow. To determine the value of Creative Host at the end of the projection period, Houlihan Lokey applied a multiple of EBITDA ranging from 5.0 times to 7.0 times to the EBITDA in 2008. This terminal value was then discounted to the present. The summation of the present value of the free cash flows for years 2004 through 2008 plus the present value of the terminal value resulted in an EV range of $35.3 million to $46.8 million. Houlihan Lokey focused on the range of EV exhibited by discount rates in the middle of the selected range, or 14.0 percent to 15.0 percent, and multiples of EBITDA in the middle of the selected range, or 5.5 times to 6.5 times EBITDA, which resulted in an EV range of $38 million to $43.8 million.

      Comparable Transaction Methodology. Houlihan Lokey reviewed the multiples exhibited and control premiums paid in certain change of control acquisitions of selected publicly traded food concession companies that Houlihan Lokey deemed relevant. Houlihan Lokey noted that though there were nine transaction involving food concession companies, many of the transactions involved entities outside of the United States, and little information was available regarding the total price paid including debt, or EV, as a multiple of revenue, or EBITDA. When information was available, the analysis showed that the multiples exhibited in the change-of-control transactions were as follows: (i) EV to LTM revenues multiples exhibited mean and median multiples of 0.6 times; and (ii) EV to LTM EBITDA exhibited mean and median multiples of 7.6 times and 6.2 times, respectively. Based upon these multiples, Houlihan Lokey derived indications of the EV of Creative Host by applying Revenue and EBITDA multiples to Creative Host’s most current revenues and EBITDA. Based on the above comparable transaction analyses, the resulting indications of the EV of the operations of Creative Host ranged from approximately $30 million to $37 million.

      In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to Creative Host. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue and EBITDA paid for companies in the food concession industry. Houlihan Lokey noted that the multiples indicated by the transaction are similar to the median and mean EBITDA multiples exhibited in comparable transactions and above the median and mean revenue multiples exhibited in comparable transactions.

      Determination of Equity Value. As set forth above, Houlihan Lokey determined the EV of the operations of Creative Host based on (i) the market multiple approach, (ii) the comparable transaction approach, and (iii) the discounted cash flow approach. These valuation indications are summarized as follows:

Methodology	Low Indication of EV	High Indication of EV

Market Multiple Approach	$40 million	$46 million
Comparable Transaction Approach	$30 million	$37 million
Discounted Cash Flow Approach	$38 million	$43.8 million

      Based upon the aforementioned analyses, Houlihan Lokey selected a range of Creative Host’s EV of $36 million to $42 million.

      Houlihan Lokey then made certain adjustments to the range of selected EV to determine Creative Host’s equity value. Such adjustments included adding Creative Host’s current holdings of cash and cash equivalents ($1.425 million), subtracting Creative Host’s debt of $10.163 million, and adding in the proceeds from any options that would be exercised based upon a transaction at Houlihan Lokey’s indicated EV ($2.593 million). These adjustments result in a range of equity value for Creative Host of $30.215 million to $36.215 million, or $2.86 to $3.42 per share.

      Consideration of Transaction Process. Houlihan Lokey also noted that, at the request of the Special Committee, Houlihan Lokey had solicited interest from prospective acquirers with respect to the purchase of Creative Host. In connection with such solicitation, Houlihan Lokey contacted numerous potential strategic buyers as identified by Houlihan Lokey, the Creative Host and/or the Special Committee. Though one of such prospective acquirers indicated that they may have an interest in acquiring Creative Host, the pricing of such indication was considerably less than the consideration provided in the transaction. No other parties expressed an interest in acquiring Creative Host.

      Determination of Fairness. Houlihan Lokey noted that the consideration of $3.40 per share as provided for in the Offer is within and near the top of the range of the indications of value that are the result of Houlihan Lokey’s analyses. Houlihan Lokey also considered the multiples and premiums paid in comparable transactions and the transaction process. Accordingly, Houlihan Lokey determined that the consideration of $3.40 per share to be received by the public shareholders in connection with the Offer is fair to them from a financial point of view.

      In arriving at its fairness opinion, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey’s opinion is based on the business, economic, market and other conditions as they existed as of February 11, 2004, and on the financial projections of Creative Host provided to Houlihan Lokey. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of Creative Host, including the financial projections, and that such information was reasonably prepared and reflects the best currently available estimates of the financial results and condition of Creative Host; that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Lokey opinion; and that there were no facts or information regarding Creative Host that would cause the information supplied by Houlihan Lokey to be incomplete or misleading in any material respect. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Creative Host and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of Creative Host.

HOULIHAN LOKEY WAS NOT ASKED TO OPINE AND DOES NOT EXPRESS ANY OPINION AS TO: (I) CREATIVE HOST’S UNDERLYING BUSINESS DECISION TO EFFECT THE TRANSACTION; (II) THE TAX CONSEQUENCES OF THE TRANSACTION TO CREATIVE HOST OR ANY OF ITS SHAREHOLDERS; (III) WHETHER CREATIVE HOST’S COMMON SHAREHOLDERS SHOULD TENDER THEIR SHARES IN CONNECTION WITH THE OFFER; AND (IV) THE FAIRNESS OF ANY ASPECT OF THE TRANSACTION NOT EXPRESSLY ADDRESSED IN ITS FAIRNESS OPINION.

      The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey’s fairness opinion. In its analyses, Houlihan Lokey made numerous assumptions with respect to Creative Host, the transaction, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Creative Host are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Intent to Tender

      To Creative Host’s knowledge, all of Creative Host’s executive officers, directors and affiliates currently intend to tender all Shares beneficially owned by them pursuant to the Offer and to vote in favor of the Merger. The foregoing does not include any Shares with respect to which any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote.

Item 5.     Person/Assets Retained, Employed, Compensated or Used

      Except as described herein, neither Creative Host nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of Creative Host on its behalf with respect to the Offer or the Merger.

      Pursuant to a letter agreement dated December 26, 2003, Creative Host has agreed to pay Houlihan Lokey a fee of $200,000 for its services in connection with the fairness opinion (as described in greater detail in Item 4). Creative Host has also agreed to reimburse Houlihan Lokey for reasonable out-of-pocket expenses and legal fees. Creative Host has agreed to indemnify and hold harmless Houlihan Lokey and its employees, agents, officers, directors, attorneys, shareholders or any person who controls Houlihan Lokey, from and against all losses arising out of or in connection with its engagement by the Special Committee.

      In addition, pursuant to a letter agreement dated December 27, 2003, Creative Host engaged Houlihan Lokey to provide financial advice and assistance in connection with Creative Host’s review of business opportunities whereby Creative Host might be combined with a business partner. In addition to the $200,000 for its fairness opinion, under the terms of Houlihan Lokey’s engagement, if Creative Host consummates the transaction with Compass at the Offer Price, Creative Host is required to pay Houlihan Lokey a fee equal to $100,000 plus a success fee of $250,000. Based on this agreement, Creative Host will pay Houlihan Lokey an aggregate fee of $550,000 including the $200,000 paid to Houlihan Lokey in connection with the fairness opinion, the unpaid portion of which is payable upon the purchase of all or a part of the Shares pursuant to the Offer. Creative Host also has agreed to reimburse Houlihan Lokey for its reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Houlihan Lokey against liabilities relating to or arising out of Houlihan Lokey’s engagement as Creative Host’s financial advisor.

      As part of its investment banking business, Houlihan Lokey regularly engages in the valuation of businesses and securities in connection with mergers and acquisitions, equity underwritings and private placements of securities. Houlihan Lokey was engaged by Creative Host to provide financial advice and assistance in connection with Creative Host’s review of business opportunities whereby Creative Host might be combined with a business partner. The Board was aware of this relationship in connection with its consideration of Houlihan Lokey’s opinion referred to in Item 4 and with its approval of the Offer and the Merger and its recommendation to holders of Shares set forth herein. The Board relied upon Houlihan Lokey’s experience in providing advice in connection with mergers and acquisitions and did not believe there was a need to retain another advisor in connection with the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Item 6.	Interest in Securities of the Subject Company

      No transactions in Shares have been effected during the last 60 days by Creative Host or, to Creative Host’s knowledge, by any executive officer, director, affiliate or subsidiary of Creative Host, other than the execution and delivery of the Merger Agreement, the Stock Option Agreement and the Tender Agreements.

Item 7.	Purposes of the Transaction and Plans or Proposals

      Except as set forth in this Statement, Creative Host is not currently undertaking or engaging in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Creative Host’s securities by Creative Host, any subsidiary of Creative Host or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Creative Host or any subsidiary of Creative Host, (iii) a purchase, sale or transfer of a material amount of assets of Creative Host or any subsidiary of Creative Host, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Creative Host.

      Except as set forth in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information

      The Information Statement attached as Annex A to this Statement is being furnished in connection with the possible designation by Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board other than at a meeting of Creative Host’s shareholders.

      Vote Required to Approve the Merger. The Board has approved and adopted the Offer, the Merger and the Merger Agreement in accordance with the CGCL. If the Minimum Tender Condition (as defined in the Merger Agreement) and the other conditions to the Offer are satisfied or waived and the Offer is consummated, Purchaser will own a number of Shares necessary to cause the Merger to occur without a vote of the shareholders of Creative Host, pursuant to Section 1110 of the CGCL. The Minimum Tender Condition requires that there shall have been validly tendered and not properly withdrawn, together with the Shares owned, directly or indirectly, by Compass, at least 90% of the Shares outstanding on the date of purchase.

      If the Minimum Condition or the Option Exercise Minimum Number (as defined in the Merger Agreement), as applicable, is not satisfied but the Revised Minimum Number and the other conditions are satisfied, the Board will be required to submit the Merger Agreement to Creative Host’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the CGCL. The execution and delivery of the Merger Agreement and the Stock Option Agreement by Creative Host and the consummation by Creative Host of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of Creative Host, subject to the approval and adoption of the Merger by the shareholders of Creative Host in accordance with the CGCL. In addition, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of any of Creative Host’s capital stock necessary in connection with the consummation of the Merger. Therefore, unless the Merger is consummated in accordance with the provisions of Section 1110 of the CGCL described above (in which case no action by the shareholders of Creative Host will be required to consummate the Merger), the only remaining corporate action of Creative Host will be the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares.

      The Merger Agreement provides, if the approval and adoption of the Merger Agreement by Creative Host’s shareholders are required by law, Creative Host will, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a shareholders’ meeting for the purpose of considering the approval of the Merger Agreement and the transactions contemplated thereby. The Board of Directors will recommend to the shareholders the adoption or approval of the Merger Agreement and the Merger, will solicit proxies in favor of the Merger Agreement and the Merger and will take all other actions necessary or, in the reasonable judgment of Compass, helpful to secure the vote or consent of such holders required by the CGCL or the Merger Agreement, to effect the Merger and shall not withdraw such recommendation. In connection with such meeting, Creative Host will promptly prepare and file with the Commission and will thereafter mail to its shareholders as promptly as practicable a proxy statement of Creative Host and all other proxy materials for such meeting. The Merger Agreement provides that Compass will vote all Shares beneficially owned by it in favor of the adoption of the Merger Agreement at the Creative Host shareholder’s meeting at which the Merger Agreement and the Merger are considered by Creative Host’s shareholders. If Purchaser acquires the Revised Minimum Number of Shares, or between 50% and 90% of the Shares outstanding, it would have the ability to ensure approval of the Merger by the shareholders of Creative Host with the approval of a de minimis number of remaining outstanding Shares, or no additional Shares, as the case may be.

      Under the CGCL, the merger consideration paid to Creative Host’s shareholders may not be cash if Purchaser or Compass owns, directly or indirectly, more than 50% but less than 90% of the then outstanding Shares unless either all the shareholders consent to the Merger or the Commissioner of Corporations of the State of California approves, after a hearing, the terms and conditions of the Merger and the fairness thereof. If such shareholder consent or Commissioner of Corporations approval is not obtained, the CGCL requires that the consideration received in the Merger consist only of non-redeemable common stock of Compass. The purpose of the Offer is to obtain 90% or more of the Shares then outstanding and thus enable Compass and Purchaser to acquire all the equity of Creative Host for consideration consisting solely of cash.

      Dissenters’ Rights. Shareholders do not have dissenters’ rights as a result of the Offer. However, if the Merger is consummated, certain Shareholders who fully comply with and meet all the requirements of Chapter 13 of the CGCL (“Qualifying Shareholders”) may have certain rights to dissent and to require Creative Host to purchase their Shares for cash at “fair market value.”

      Under the CGCL, the “fair market value” of the Shares may be one agreed to by Creative Host and the Qualifying Shareholder or judicially determined, depending on the circumstances. The “fair market value” is determined as of the day before the first announcement of the terms of the proposed Merger, excluding any appreciation or depreciation as a result of the Merger and subject to adjustments. The value so determined could be more or less than the Offer Price.

      If the Merger is not completed, no Qualifying Shareholder will be entitled to have Creative Host purchase such holder’s Shares under Chapter 13 of the CGCL. If a shareholder and Creative Host do not agree on whether that shareholder is a Qualifying Shareholder, or if a Qualifying Shareholder and Creative Host fail to agree on the fair market value of Shares and neither Creative Host nor the Qualifying Shareholder files a complaint or intervenes in a pending action within six months after Creative Host mails the required notice that shareholders have approved the Merger, that shareholder does not have (or will cease to have) rights as a dissenting shareholder. After a shareholder files a demand to exercise dissenters’ rights, that shareholder may not withdraw the demand without Creative Host’s consent.

      The foregoing discussion of the rights of Qualifying Shareholders does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the CGCL.

      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public.

      Nasdaq Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the SmallCap Market. According to the Nasdaq’s published guidelines, the Nasdaq would consider delisting the Shares if, among other things, (1) the number of round lot holders (holders of 100 Shares or more) should fall below 300; (2) the number of publicly held Shares should fall below 500,000 (Shares held by officers or directors of Creative Host or by beneficial holders of 10% or more of the Shares ordinarily will not be considered as being publicly held for this purpose); or (3) the aggregate market value of publicly held Shares should fall below $1,000,000.

      As of February 18, 2004 there were 8,830,140 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the Nasdaq for continued listing and the Shares are no longer listed, the market for Shares could be adversely affected.

      If the Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares remaining at such time, the interests in maintaining a market in Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act as described below, and other factors.

      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Creative Host to the Commission if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Creative Host to its shareholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to Creative Host, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act and the requirement of furnishing a proxy statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders. Furthermore, the ability of “affiliates” of Creative Host and persons holding “restricted securities” of Creative Host to dispose of such securities pursuant to Rule 144 or 144A promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Purchaser intends to seek to cause Creative Host to apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

      Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer be deemed to be “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

Item 9.	Exhibits

      The following Exhibits are filed herewith:

Exhibit	Description

Exhibit 1	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A hereto).
Exhibit 2	Opinion Letter of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated February 12, 2004 (included as Annex B hereto).
Exhibit 3	Offer to Purchase dated February 26, 2004 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO of Compass Group USA Investments, LLP and Yorkmont Five, Inc. filed with the Securities and Exchange Commission on February 26, 2004 (as amended, the “Schedule TO”)).
Exhibit 4	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO).
Exhibit 5	Agreement and Plan of Merger dated February 18, 2004 among Compass, Purchaser and Creative Host, together with Amendment No. 1 to Agreement and Plan of Merger dated February 24, 2004, among Parent, Purchaser and the Company, (incorporated by reference to Exhibit (d)(1) of the Schedule TO).
Exhibit 6	Stock Option Agreement dated February 18, 2004 among Compass, Purchaser and Creative Host (incorporated by reference to Exhibit (d)(4) of the Schedule TO).
Exhibit 7	Tender Agreement dated February 18, 2004 among Compass, Purchaser and John Stewart Jackson, IV (incorporated by reference to Exhibit (d)(3) of the Schedule TO).

Exhibit	Description

Exhibit 8	Tender and Voting Agreement dated February 18, 2004 among Compass, Purchaser and Sayed Ali (incorporated by reference to Exhibit (d)(2) of the Schedule TO).
Exhibit 9	Joint Press Release issued by Compass and Creative Host on February 18, 2004 (incorporated by reference to the Current Report on Form 8-K filed by Creative Host on February 20, 2004).
Exhibit 10	Letter to Shareholders of Creative Host dated February 26, 2004 (included as Annex C hereto).
Exhibit 11	Employment Agreement dated November 1, 2002 between Creative Host and Sayed Ali, as amended in the Addendum to Employment Agreement dated February 18, 2004 among Creative Host, Sayed Ali, and Compass Group USA, Inc.
Exhibit 12	Employment Agreement dated February 18, 2004 between Tasneem Vakharia and Compass Group USA, Inc.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CREATIVE HOST SERVICES, INC.

Date: February 26, 2004	/s/ SAYED ALI By: Sayed Ali, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A hereto).
Exhibit 2	Opinion Letter of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. dated February 12, 2004 (included as Annex B hereto).
Exhibit 3	Offer to Purchase dated February 26, 2004 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO of Compass Group USA Investments, LLP and Yorkmont Five, Inc. filed with the Securities and Exchange Commission on February 26, 2004 (as amended, the “Schedule TO”)).
Exhibit 4	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO).
Exhibit 5	Agreement and Plan of Merger dated February 18, 2004 among Compass, Purchaser and Creative Host, together with Amendment No. 1 to Agreement and Plan of Merger dated February 24, 2004 among Parent, Purchaser and the Company, (incorporated by reference to Exhibit (d)(1) of the Schedule TO).
Exhibit 6	Stock Option Agreement dated February 18, 2004 among Compass, Purchaser and Creative Host (incorporated by reference to Exhibit (d)(4) of the Schedule TO).
Exhibit 7	Tender Agreement dated February 18, 2004 among Compass, Purchaser and John Stewart Jackson, IV (incorporated by reference to Exhibit (d)(3) of the Schedule TO).
Exhibit 8	Tender and Voting Agreement dated February 18, 2004 among Compass, Purchaser and Sayed Ali (incorporated by reference to Exhibit (d)(2) of the Schedule TO).
Exhibit 9	Joint Press Release issued by Compass and Creative Host on February 18, 2004 (incorporated by reference to the Current Report on Form 8-K filed by Creative Host on February 20, 2004).
Exhibit 10	Letter to Shareholders of Creative Host dated February 26, 2004 (included as Annex C hereto).
Exhibit 11	Employment Agreement dated November 1, 2002 between Creative Host and Sayed Ali, as amended in the Addendum to Employment Agreement dated February 18, 2004 among Creative Host, Sayed Ali, and Compass Group USA, Inc.
Exhibit 12	Employment Agreement dated February 18, 2004 between Tasneem Vakharia and Compass Group USA, Inc.

ANNEX A

CREATIVE HOST SERVICES, INC.

16955 Via Del Campo
Suite 110
San Diego, California 92127

Information Statement Pursuant to

Section 14(f) of the Securities Exchange Act of 1934
And Rule 14f-1 Thereunder

Background Information

      This Information Statement is being mailed on or about February 26, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) of Creative Host Services, Inc. (“Creative Host” or the “Company”). You are receiving this Information Statement in connection with the possible election of persons designated by Yorkmont Five, Inc. (“Purchaser”), a California corporation and wholly owned subsidiary of Compass Group USA Investments, LLP, a Delaware limited liability partnership (“Compass”), to a majority of seats on the Board of Directors of the Company (the “Board of Directors” or the “Board”), other than at a meeting of the shareholders of the Company.

      On February 18, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Purchaser and Compass, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares of common stock of the Company (the “Shares”), at a price per Share of $3.40 (the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated February 26, 2004, and in the related Letter of Transmittal (collectively with the Offer to Purchase and any amendments and supplements thereto, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to holders of Shares and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) filed by Purchaser and Compass with the Securities and Exchange Commission (the “Commission”) on February 26, 2004. The Merger Agreement provides, among other things, that as soon as practicable after the acceptance of and payment for Shares tendered in the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the California General Corporation Law (the “CGCL”), Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”). As a result, the Company will become an indirect wholly owned subsidiary of Compass.

      At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or any subsidiary of the Company, or by Compass or any subsidiary of Compass, including Purchaser (all of which will be cancelled), and other than Shares held by shareholders who will have demanded and perfected appraisal rights under the CGCL) will be cancelled and converted automatically into the right to receive the Offer Price, or any higher price that may be paid per Share in the Offer, without interest. Shareholders who demand and properly perfect appraisal rights under the CGCL will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the CGCL.

      The Merger Agreement provides that each unexpired and unexercised option (whether or not then vested or exercisable) of Creative Host outstanding as of the Effective Time shall be cancelled and converted solely into the right to receive at the Effective Time an amount in cash equal to the product of (A) the number of Shares subject to such option and (B) the excess, if any, of $3.40 per Share over the exercise price per Share of each such option, less any income or employment or other tax withholding required under applicable law. The Merger Agreement provides that each warrant to acquire Shares, whether or not exercisable, will be converted solely into the right to receive, upon exercise of the warrant, cash in an amount equal to the product of (Y) the number of Shares subject to the warrant and (Z) the excess, if any, of $3.40 per Share over the exercise price per Share provided in such warrant.

      Simultaneously with the execution of the Merger Agreement, Compass and the Company entered into a Stock Option Agreement (the “Stock Option Agreement”) pursuant to which the Company granted Compass an option, exercisable in certain circumstances, to purchase up to that number of shares of common stock of the Company that, when added to the number of Shares owned by Compass and Purchaser immediately following consummation of the Offer, would equal 90% of the Shares of common stock of the Company outstanding on a fully diluted basis after the exercise of the option (but limited to a maximum of 2,099,200 shares). In addition, Compass and two significant shareholders of the Company entered into tender agreements (the “Tender Agreements”) pursuant to which, among other things, such shareholders agreed to tender all of their Shares into the Offer and, in the case of one such shareholder, to vote to approve the Merger Agreement and the Merger and otherwise to support the Offer.

      The Offer, the Merger, the Merger Agreement, the Stock Option Agreement and the Tender Agreements are more fully described in the Statement to which this Information Statement is attached as Annex A, which was filed by the Company with the Commission on February 26, 2004 and which is being mailed to holders of Shares along with this Information Statement.

      This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Compass or Purchaser has been provided by Compass and Purchaser. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

      Pursuant to the Merger Agreement, Purchaser commenced the Offer on February 26, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on March 25, 2004, unless Purchaser extends it.

Right to Designate Directors and Purchaser Designees

      The Merger Agreement provides that promptly upon the acceptance for payment of and payment for at least 49.9% of the Shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors, rounded up to the next whole number (“Purchaser Designees”), on the Board as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to that number of directors that is the product of (i) the total number of directors on the Board (giving effect to any increase in the size of the Board pursuant to the Merger Agreement) and (ii) the percentage that the number of Shares beneficially owned by Purchaser and its affiliates (including Shares so accepted for payment and purchased pursuant to the Offer) bears to the number of Shares then outstanding. In connection with the foregoing, the Company will, at the option of Purchaser, promptly either increase the size of the Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed to the Board.

      However, the Merger Agreement provides that notwithstanding the foregoing, after the time that the Purchaser Designees are elected to the Board, the Board will have, at all times prior to the Effective Time, at least a sufficient number of independent directors to comply with Nasdaq rules in effect from time to time (the “Independent Directors”); and provided further, that if the number of Independent Directors serving on the Board is reduced below the number required by Nasdaq for any reason whatsoever, the remaining Independent Director(s) may designate additional Independent Directors to fill such vacancy, or if no Independent Directors then remain on the Board, the other directors must designate Independent Directors to fill such vacancies.

      The Merger Agreement provides that the Company shall cause each of its directors, other than the Purchaser Designees, to execute and deliver a letter of his or her resignation as a member of the Board effective immediately prior to the Effective Time.

      As of the date of this Statement, Purchaser has not determined who the Purchaser Designees will be. However, such Purchaser Designees will be selected from the following list of persons. Each of the persons listed below has consented to serve as a director of the Company if appointed or elected. The information contained herein concerning the potential Purchaser Designees has been furnished by Compass and Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

      The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) based on information provided to the Company by Compass or Purchaser (which is to the best of Compass’s and Purchaser’s knowledge), beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Compass and Purchaser that, to the best of Compass’s and Purchaser’s knowledge, none of the persons listed below has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions among Compass, Purchaser and the Company that have been described in this Statement.

      Unless otherwise indicated, each of the persons listed below is a citizen of the United States. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer at Compass Group USA, Inc., an indirect subsidiary of Compass, for the past five years and the business address of each such person is c/o Compass Group USA Investments, Inc., 2400 Yorkmont Road, Charlotte, North Carolina 28217.

Name and Address	Age	Present Principal Occupation or Employment

Thomas G. Ondrof	39	Chief Financial Officer since July 1999; Vice President — Finance and Planning from May 1998 to July 1999.
Antony G. Shearer	40	Chairman of Foodbuy LLC, an indirect subsidiary of Compass, since July 2001; Vice President — Information Systems of Compass Group USA, Inc. from November 1994 to July 2001.
Johnny C. Taylor, Jr.	35	Executive Vice President, General Counsel and Secretary since January 2004, Senior Vice President, General Counsel and Secretary from May 2002 to January 2004; General Counsel and Senior Vice President — Human Resources of Paramount Parks, Inc. from March 1998 to May 2002.

Certain Information Concerning the Company

      The Shares are the only class of outstanding voting securities of the Company. As of February 18, 2004, there were 8,830,140 Shares outstanding. Each Share that is outstanding on the close of business on any applicable record date for any matter to be acted upon by shareholders is entitled to one vote on such matter.

Current Members of the Board

      The Board currently consists of five members. To the extent that the Board will consist of persons who are not among the Purchaser Designees, the Board is expected to consist of persons who are currently directors of the Company who have not resigned.

      The name, age, year first elected as a director and business experience for the past five years of each current member of the Board is set forth below. The information set forth below was provided to the Company by the respective directors listed below and is as of February 18, 2004.

Name	Age	Position(s) with Company

Sayed Ali	56	Chairman of the Board of Directors, President and Chief Executive Officer
Booker T. Graves (1)(2)	66	Director
John P. Donohue, Jr. (1)(2)	74	Director
Charles B. Radloff (2)	75	Director
Barbara A. Butler	47	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee

      Sayed Ali is the founder, Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Mr. Ali has served as Chairman of the Board of Directors and President since 1986. Mr. Ali served as Chief Financial Officer from December 1986 to February 1997, from August 1997 to January 2003 and from July 2003 to present. Mr. Ali also served as the Secretary of the Company from 1986 to December 1996. Prior to founding the Company, from May 1985 to September 1987, Mr. Ali was the Director of Operations of Steffa Control Systems, a manufacturer of energy management systems. From March 1980 until May 1985, Mr. Ali was the Director of Operations for Oak Industries, Inc., a $250 million telecommunications equipment manufacturer.

      Booker T. Graves has been a director of the Company since March 1997. Since 1993, Mr. Graves has been president of Graves Airport Concession Consultants, a consulting company located in Denver, Colorado, which provides consulting services to airports and other businesses. From 1993 to 1996, Mr. Graves was the principal food and beverage consultant to the Denver International Airport. From 1990 through 1993, Mr. Graves was General Manager of CA One Services, Inc. (formerly Sky Chefs) at Denver Stapleton International Airport. From 1980 until 1990, Mr. Graves was the General Manager of CA One Services, Inc. of Phoenix Sky Harbor Airport.

      John P. Donohue, Jr. has been a director of the Company since March 1997. From 1990 to the present, Mr. Donohue has been a private investor. Prior to that time, for 25 years Mr. Donohue was employed by Oak Industries, Inc. in various capacities. From 1985 to 1990, Mr. Donohue served as President of Oak Communications, Inc., a division of Oak Industries, Inc, which manufactured communications equipment for the cable television industry. From 1982 to 1985, he served as Vice President of Manufacturing overseeing up to 6,000 manufacturing employees.

      Charles B. Radloff has been a director of the Company since March 1997. Mr. Radloff currently serves as a business advisor and director of JOEANNE Enterprises, Inc., a private company engaged in industrial real estate investments in the greater Los Angeles, California area, which he joined in August 2003. From 1991 until August 2003, Mr. Radloff served as a business advisor to DBP Microwave, Inc. a private company engaged in the design, manufacture, and sale of electronic components for the communications and aerospace industries. From 1987 to 1991, Mr. Radloff was President and Chief Executive Officer of AKZO Electronic Materials Company, an electronics manufacturer and wholly owned subsidiary of AKZO, which is a Dutch multi-national corporation with annual sales of approximately $12 billion.

      Barbara A. Butler has been a director of the Company since November 2003. Ms. Butler is the Division Director of Finance and Administration of the Denver, Colorado Fire Department, a position which she has held since February 2000. From 1995 to 2000, she was the Director of Concessions, Finance and Administration of the Denver International Airport and has attained professional airport management status as an Accredited Airport Executive (AAE). Prior to that, Ms. Butler was the Senior Analyst in the Finance and Administration Properties Department of the Denver Airport. Ms. Butler has a Master of Science degree in Management.

      Directors hold office until their successors have been elected and qualified. All officers are elected by the Board and hold office until their successors have been duly elected and qualified, or until resignation or removal. There currently is no classification of the Board. There are no family relationships among any of the directors or officers of the Company.

Board Committees and Meetings

      The Board of Directors of the Company is comprised of five members. With the exception of Mr. Ali, all of the directors meet the standards for “independence” set forth in the applicable rules of the Securities and Exchange Commission (“SEC” or the “Commission”) and The Nasdaq Stock Market, Inc. (“Nasdaq”). The Board of Directors held five meetings during fiscal 2003. During 2003, all directors attended at least 75% of the aggregate meetings of the Board of Directors and committees on which they served. The following is a brief description of the functions of certain committees of the Board of Directors and the identity of their members.

      Audit Committee. The Audit Committee assists the Board of Directors in its oversight of the quality and integrity of the accounting, auditing, and reporting practices of the Company. The Audit Committee is responsible for the appointment, replacement, compensation, and oversight of the independent auditor engaged to prepare or issue audit reports on the financial statements of the Company. The specific responsibilities in carrying out the Audit Committee’s oversight role are delineated in a written Audit Committee Charter, which was adopted by the Board of Directors (see the Report of the Audit Committee). The members of the Audit Committee are Charles B. Radloff (Chairperson), John P. Donohue and Booker T. Graves, each of whom is an independent director, as independence is defined in Rule 4200(a)(15) of the National Association of Securities Dealers’ (“NASD”) listing standards, as applicable and as may be modified or supplemented. It is expected that Barbara A. Butler, who was elected to the Board on November 24, 2003, will be added as a member to the Audit Committee. The Company believes that Ms. Butler meets the requirements to be designated as an Audit Committee Financial Expert, as defined by the SEC and Nasdaq Stock Market, based on her education and business experience as a director of finance. The Audit Committee held four meetings during fiscal year 2003 and acted by unanimous written consent two times.

      Compensation Committee. The functions of the Compensation Committee are to ensure that the compensation program for executives of the Company is (1) effective in attracting and retaining key officers, (2) links pay to business strategy and performance and (3) is administered in a fair and equitable fashion in the shareholders’ interests. All executive compensation programs for executives of the Company are administered and developed by the Compensation Committee and approved by the Board of Directors, including bonuses, the grant of stock options and other equity-based compensation. The members of the Compensation Committee are Booker T. Graves and John P. Donohue, who are both independent directors. The Compensation Committee held one meeting during fiscal year 2003.

      The Company has no nominating committee and has not established a charter for a nominating committee. Nominations are determined by the Board of Directors, a majority of whom are independent directors. At this time, the Company has no policy with regard to consideration of any director candidates recommended by security holders and has not yet considered whether it would be appropriate to institute such a policy.

Report of the Audit Committee

      The Audit Committee’s responsibilities are described in a written charter adopted by the Board of Directors as amended April 14, 2003, which was attached as Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, which was filed with the Commission on October 24, 2003 and is incorporated herein by reference. The Audit Committee’s primary duties and responsibilities are to: serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system; appoint and approve the Company’s independent accountants; review and appraise the audit efforts of the Company’s independent accountants; and provide an open avenue of communications among the independent accountants, financial and senior management, and the Board of Directors.

      During the fiscal year ended December 31, 2002, the Company retained its independent accountants, Deloitte & Touche LLP, to provide audit and audit related services. The aggregate fees billed to us by Deloitte & Touche LLP for professional services rendered in connection with the audit of our annual financial statements for the fiscal year ended December 31, 2002 and for the reviews of the financial statements included in our quarterly reports on Form 10-QSB for that fiscal year were $103,260.

      There were no professional services rendered by Deloitte & Touche LLP for information systems technology services relating to financial information systems design and implementation for the fiscal year ended December 31, 2002.

      The aggregate fees billed by Deloitte & Touche for services rendered to us, other than the services described above for the fiscal year ended December 31, 2002 were $97,715, including $84,880 of audit related services and $12,835 of non-audit related services. Audit related services include the review of our SB-2 and S-3 registration statements. Non-audit related services include tax consulting.

      The Audit Committee has considered whether the provision of audit related and non-audit related services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee concluded that Deloitte & Touche LLP did not provide any services that impacted its independence.

      The Audit Committee reviewed and discussed the audited financial statements with management and Deloitte & Touche LLP and they represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The discussions with Deloitte & Touche LLP also included matters required by Statement on Auditing Standards No. 61 (Communications with Audit Committees), as amended by SAS No. 90 with respect to quarterly financial statements. The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP regarding its independence as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), which was discussed with Deloitte & Touche LLP.

      Based on the Audit Committee’s review of the audited financial statements, and the review and discussions with management and Deloitte & Touche LLP referred to above, the Audit Committee recommended to the Company’s Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 for filing with the Securities and Exchange Commission.

The Audit Committee
Charles B. Radloff, Chairperson
John P. Donohue, Jr.
Booker T. Graves
April 14, 2003

Director Compensation and Other Information

      Directors who are not employees receive annual compensation of $6,000, plus $1,500 for each meeting of the Board of Directors attended and $750 for each meeting of any committee of the Board of Directors attended. Directors are also reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. In addition, each outside director is entitled to receive options as may be approved by the Board of Directors under the Company’s 1997 Stock Option Plan and 2001 Stock Option Plan. During 2003, each outside director received options to purchase 10,000 shares of common stock at an exercise price of $1.71 per share, which was the closing price of the Company’s common stock on the date of grant, March 25, 2003. The options have a term of 10 years, subject to earlier termination in accordance with the applicable plan, and were vested as of the date of grant.

Executive Officers

      In addition to Mr. Ali, who is a director, the names, ages and business experience of the executive officers of the Company are as follows:

Name	Age	Position(s) with the Company

Tasneem Vakharia	42	Executive Vice President and Secretary
Louis Coccoli, Jr.	64	President of GladCo Enterprises, Inc., a wholly owned subsidiary of the Company

      Tasneem Vakharia has served as the Secretary of the Company since December 1996 and has been the Executive Vice President of the Company since January 1997. Ms. Vakharia has been with Creative Host for over ten years, and has been instrumental in managing the growth of the Company, administering the opening of several new airport locations. During those ten years, she has supervised the administration, accounting, human resources and computer operations of the Company. Ms. Vakharia has a Master of Science degree in Management Information Systems and a Bachelors Degree in Accounting and Finance.

      Louis Coccoli, Jr. serves as the President of the Company’s wholly owned subsidiary, GladCo Enterprises, Inc. GladCo was acquired by the Company in October 2000. Prior to Creative Host’s acquisition of GladCo, Mr. Coccoli served as president of that company for the preceding seven years. Before his tenure at GladCo, Mr. Coccoli served as a Regional Vice President for the Marriott Corporation and as Vice President of Gladieux Corporation.

Involvement in Certain Legal Proceedings

      No director or executive officer, or person nominated or chosen to become a director or executive officer, was involved in any legal proceeding requiring disclosure.

Executive Compensation

Summary Compensation Table

      The following table sets forth information concerning the compensation for the fiscal years ended December 31, 2003, 2002, and 2001 earned by the Company’s Chief Executive Officer and each of the Company’s two most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 for services rendered in all capacities to the Company and its subsidiaries for the year ended December 31, 2003 (the “Named Officers”).

					Long-Term
		Annual Compensation			Compensation
					Awards
				Other	Securities
				Annual	Underlying
Name and		Salary	Bonus	Compen-	Options
Principal Position	Year	($)	($)	sation($)(1)	/SARs(#)

Sayed Ali	2003	248,000	35,000	18,000	—
President and Chief	2002	225,000	30,000	18,000	75,000(2)
Executive Officer	2001	200,000	30,000	18,000	—
Louis Coccoli, Jr.	2003	172,000	—	10,000	—
President, GladCo	2002	161,461	20,000	10,000	15,000(3)
Enterprises, Inc.	2001	160,000	15,000	10,000	10,000(4)
Tasneem Vakharia	2003	104,000	20,000	9,000	18,000(5)
Sr. Vice President	2002	97,000	15,000	9,000	45,000(6)
and Secretary	2001	90,000	15,000	6,000	25,000(7)

(1)	Reflects total annual amounts paid for auto expense allowance.
(2)	On February 26, 2002, Mr. Ali was granted options to purchase 15,000 shares of the Company’s common stock at an exercise price of $1.43 per share, which was 110% of the closing price of the Company’s common stock on the date of grant. 7,500 options vested on the date of grant and 7,500 options vested on

January 1, 2003. On November 4, 2002, Mr. Ali was granted options to purchase 60,000 shares of the Company’s common stock at an exercise price of $1.925 per share, which was 110% of the closing price of the Company’s common stock on the date of grant. 20,000 options vested on the date of grant, 20,000 shares vested on November 4, 2003 and 20,000 will vest on November 4, 2004; provided, however, that if the Merger closes, vesting of all of the options will be accelerated and the options will be terminated in accordance with the Merger Agreement. The exercise period for both grants of options is five years from the date of grant, unless the options are terminated earlier in accordance with the plan.
(3)	Mr. Coccoli serves as President of the Company’s wholly-owned subsidiary, GladCo Enterprises, Inc. The Company acquired GladCo in October 2000. On October 29, 2002, Mr. Coccoli was granted 15,000 options to purchase 15,000 shares of the Company’s common stock at an exercise price of $1.80 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and expire on October 29, 2007, unless earlier terminated in accordance with the plan.
(4)	On October 29, 2001, Mr. Coccoli was granted 10,000 options to purchase 10,000 shares of the Company’s common stock at an exercise price of $1.05 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and were exercised in August 2002.
(5)	On March 25, 2003, Ms. Vakharia was granted 18,000 options to purchase 18,000 shares of the Company’s common stock at an exercise price of $1.71 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and expire on March 25, 2013 unless earlier terminated in accordance with the plan.
(6)	On January 29, 2002, Ms. Vakharia was granted 10,000 options to purchase 10,000 shares of the Company’s common stock at an exercise price of $1.10 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and expire on January 29, 2012 unless earlier terminated in accordance with the plan. On November 11, 2002, Ms. Vakharia was granted 35,000 options to purchase 35,000 shares of the Company’s common stock at an exercise price of $1.65 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and expire on November 11, 2012 unless earlier terminated in accordance with the plan.
(7)	On April 27, 2001, Ms. Vakharia was granted 25,000 options to purchase 25,000 shares of the Company’s common stock at an exercise price of $1.13 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant and expire on April 27, 2011 unless earlier terminated in accordance with the plan.

Option Grants in Last Fiscal Year

      The following table provides information on stock options granted to the Company’s Named Officers during the fiscal year ended December 31, 2003.

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of Stock
	Number of	% of Total Options			Price Appreciation for
	Securities	Granted to	Exercise		Option Term($) (1)
	Underlying Options	employees in	Price
Name	Granted (#)	Fiscal Year	($/Sh)	Expiration Date	5%	10%

Tasneem Vakharia	18,000(2)	92.3%	1.71	3/25/2013	$19,358	$49,056

(1)	Calculated from a base price equal to the exercise price of each option, which was the fair market value of the common stock on the date of grant. The amounts represent only certain assumed rates of appreciation.
(2)	On March 25, 2003, Ms. Vakharia was granted options to purchase 18,000 shares of the Company’s common stock at an exercise price of $1.71 per share, which was the closing market price of the Company’s common stock on the date of grant. The options were vested on the date of grant.

Aggregate Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values

      The following table contains information concerning each exercise of stock options during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options. For a discussion of the treatment of options under the Merger Agreement, see Item 3 of the statement to which this statement forms Annex A.

	Number of Unexercised			Value of Unexercised
	Options at Fiscal Year-End			In-the-Money Options at
	(#)			Fiscal Year-End ($) (1)

Name	Exercisable		Unexercisable	Exercisable	Unexercisable

Sayed Ali	115,000		20,000	33,550	9,500
Louis Coccoli, Jr.	30,000	(2)	—	9,000	—
Tasneem Vakharia	98,000		—	98,120	—

(1)	Calculated based upon the closing price of the Company’s common stock on December 31, 2003 of $2.40 per share.
(2)	Includes warrants exercisable for 15,000 shares and options to purchase 15,000 shares.

Employment Agreements

      Sayed Ali, the Company’s Chairman of the Board and President, has an employment agreement with the Company, which commenced effective January 1, 2000. That agreement, as amended, expires in December 2007. The employment agreement provides for an annual salary for Mr. Ali of $175,000 in 2000, $200,000 in 2001, $225,000 in 2002, $248,000 in 2003 and $275,000 in 2004, $300,000 in 2005, $325,000 in 2006 and $350,000 in 2007. Upon termination of the agreement, except for cause by the Company, Mr. Ali would be entitled to the cumulative total of his salary and accrued but unpaid bonus (if any) payable through the end of the agreement, but in no event less than $350,000 and in no event more than 300% of his annual taxable compensation for the calendar year in which the termination occurs. Any termination payments to which Mr. Ali may be entitled will be paid over a period of one year from the date of termination in equal semi-monthly installments. Pursuant to the agreement, Mr. Ali is also eligible to receive annual cash bonuses as well as stock option grants at the discretion of the Board of Directors.

      In connection with the execution of the Merger Agreement, Creative Host and Compass Group USA, Inc. executed an addendum, dated February 18, 2004, with Sayed Ali (the “Addendum”) to amend the original employment agreement entered into by Creative Host and Mr. Ali on November 1, 2002 (as amended by the Addendum, the “Ali Employment Agreement”). Under the terms of the Addendum, upon consummation of the Merger Mr. Ali will continue as the Chief Executive Officer of Creative Host and will assume such responsibilities and positions as the executives of Compass shall determine from time to time. Mr. Ali’s annual base salary will initially be $300,000 and will increase annually by $25,000 to a maximum of $375,000. In addition, Mr. Ali will be paid a discretionary annual bonus based on factors to be determined, and will receive all benefits Compass provides to similarly-situated executives of Compass. The Ali Employment Agreement is scheduled to expire upon the fourth anniversary of the Merger unless extended or renewed by the parties. Upon termination of his employment by Creative Host, Mr. Ali agreed that until the greater of 24 months or the number of full months remaining after his termination date until March 31, 2008 (the “Noncompetition Period”) he will not directly or indirectly engage in Competitive Activity (as defined in the Addendum) with Creative Host within a geographic area specified in the Addendum. In the event that Mr. Ali terminates his employment for Creative Host’s breach of the Ali Employment Agreement, he will be paid severance in an amount equal to the monthly equivalent of his annual base salary then in effect multiplied by the number of full months of the Noncompetition Period.

      Tasneem Vakharia, the Company’s Executive Vice President and Secretary has an employment agreement with the Company that commenced effective January 1, 2001. The agreement provides for an annual base salary of $90,000, with annual increases equal to the greater of seven percent (7%) per year or the annual increase in the Consumer Price Index for San Diego, California. The employment agreement is for a term of five years ending on December 31, 2005, but may be terminated without cause at any time by the

Company by the payment to Ms. Vakharia of one year of her then base salary, unless termination occurs during the last year of the agreement, in which case the Company would immediately pay the base salary through the end of the term.

      Also in connection with the Merger Agreement, Compass entered into an Employment Agreement dated February 18, 2004 with Ms. Vakharia (the “Vakharia Agreement”). The Vakharia Agreement provides that Ms. Vakharia will, among other things, (i) be employed as the Executive Vice President and Secretary of the Company; (ii) will receive an annual base salary of $112,000.00; (iii) receive all other benefits provided by the Company, including bonuses, incentive compensation plans and employee welfare benefit plans; (iv) if terminated due to death, receive one year’s annual salary and any accrued, unpaid bonus; (v) if terminated due to Termination Without Cause (as defined in the Vakharia Agreement) will receive severance in the amount equal to the annual base salary; and (vi) not directly or indirectly solicit employees of the Company, or any employee of an affiliate of the Company, or engage in Competitive Activity (as defined in the Vakharia Agreement) within the territory set forth in the Vakharia Agreement for a period of twelve months following termination of employment.

      For his services as President of GladCo, Louis Coccoli, Jr. also has an employment contract with Creative Host. The term of the agreement is from the closing date of the acquisition of GladCo on October 1, 2000 until August 21, 2005. The agreement provides for $150,000 in base annual salary with cost of living increases and such merit raises as may be approved by the Board of Directors. Mr. Coccoli is also eligible to receive annual cash bonuses as well as option grants at the discretion of the Board of Directors. If the agreement is terminated by Creative Host, not for cause, or Mr. Coccoli terminates for good reason as defined in the agreement, Mr. Coccoli is entitled to receive termination payments consisting of his remaining base salary, measured from the highest annual level, for the remainder of the agreement.

Deductibility of Executive Compensation

      The Company anticipates that any compensation deemed paid by it in connection with disqualifying dispositions of incentive stock option shares or exercises on non-statutory options granted with exercise prices equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation for purposes of Code Section 162(m) and will not have to be taken into account for purposes of the $1 million limitation per covered individual on the deductibility of the compensation paid to certain executive officers of the Company. Accordingly, all compensation deemed paid with respect to those options will remain deductible by the Company without limitation under Code Section 162(m).

Report of the Compensation Committee

      The Compensation Committee of the Board of Directors is responsible for establishing, monitoring and implementing policies governing the compensation of the Company’s executives. During 2003, the Committee was comprised of two independent Directors whose names appear at the bottom of this report. These policies may be summarized as follows:

1. The Company’s compensation programs should be effective in attracting, motivating and retaining key executives;

2. There should be a correlation between the compensation awarded to an executive, the performance of the Company as a whole, and the executive’s individual performance; and

3. The Company’s compensation programs should provide executives with a financial interest in the Company similar to interests of the Company’s shareholders.

      During 2003, the Company’s executives were eligible to be compensated through a combination of salary, performance bonuses and grants of stock options under the Company’s stock option plans. The annual salaries of the executives are reviewed from time to time and appropriate adjustments are made where necessary in order for the salaries of the Company’s executives to be competitive with salaries paid by companies in similar industry groups. Performance bonuses, where appropriate, are usually determined after the end of the Company’s fiscal year based on an assessment of the Company’s results and the level of an individual’s performance for that year. The Compensation Committee also believes that a component of the compensation paid to the Company’s executives over the long term should be derived from stock options or other forms of stock compensation. The Committee believes that the grant of stock options or other forms of stock compensation to the Company’s executives serves to align their interests with the interests of the shareholders as a whole and encourages them to manage the Company for the long term.

      During 2003, the Compensation Committee approved a performance bonus for the Company’s President and Chief Executive Officer, Sayed Ali, in the amount of $35,000. The Committee also approved a performance bonus for the Company’s Executive Vice President and Secretary, Tasneem Vakharia, in the amount of $20,000 and a grant of 18,000 options.

      Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), provides that, in the case of a publicly held corporation, the corporation is not generally allowed to deduct remuneration paid to its chief executive officer and certain other highly compensated officers to the extent that such remuneration exceeds $1,000,000 for the taxable year. Certain remuneration, however, is not subject to disallowance, including compensation paid on a commission basis and, if certain requirements prescribed by the Code are satisfied, other performance based compensation. No compensation paid by the Company to its CEO or other executive officers was subject to the deduction disallowance prescribed by Section 162(m) of the Code.

The Compensation Committee
Booker T. Graves
John P. Donohue, Jr.

Company Performance Graph

      The following graph compares cumulative shareholder returns (change in stock price plus reinvestment of dividends) for the five years ended December 31, 2003 for:

•	The Company’s Common Stock;

•	The NASDAQ Stock Market® (US) Index; and

•	The S&P 500 Consumer Discretionary Index. The graph assumes an investment of $100 on December 31, 1998. The performance shown is not necessarily indicative of future performance.

	1998	1999	2000	2001	2002	2003

Creative Host Services, Inc.	$100	384.62	200.00	76.92	116.92	147.69
Nasdaq U.S. Index	$100	185.43	111.83	88.76	61.37	91.75
S&P 500 Consumer Discretionary	$100	94.97	92.70	118.63	108.69	163.11

Certain Relationships and Related Transactions

      On October 9, 2000, the Company completed its acquisition of GladCo Enterprises, Inc. and it became a wholly-owned subsidiary of Creative Host. As part of the acquisition agreement, the Company agreed to employ Louis Coccoli, Jr. as President of its GladCo subsidiary. In January 2002, the Company sold its Atlantic City, New Jersey location, which it acquired as part of the GladCo acquisition, to the wife of Mr. Coccoli for $250,000, which was used to settle a contractual liability that the Company owed to Mr. Coccoli. The sales price represented the estimated fair market value of the Atlantic City location. At the time of the sale, Mr. Coccoli’s share ownership in Creative Host was less than 1%.

      In conjunction with the Company’s acquisition of GladCo, the Company assumed a lease for office space. The office building is owned by Mr. Coccoli and his wife. The initial lease term was for five years, expiring in December 2003, with annual rent payments of $36,000. By Addendum date October 26, 2003, that lease was extended to December 31, 2004 with no change in the rent.

      In April 2002, the Company loaned, on an unsecured basis, $55,000 to the Company’s Chief Executive Officer at 8.5% annual interest, due in monthly payments of principal and interest of $2,500, through April 2004. As of December 31, 2003, the outstanding balance on this note receivable was $9,631.96. Pursuant to the provisions of Section 402 of the Sarbanes-Oxley Act, the Company is aware that this loan cannot be extended or otherwise modified.

      There are no other relationships or related transactions between the Company and any of its officers, directors, five-percent security holders or their families that require disclosure.

Section 16(a) Beneficial Ownership Reporting Compliance

      Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed with the SEC.

      Based solely on the Company’s review of the copies of such forms received by it during the fiscal year ended December 31, 1999, and written representations that no other reports were required, the Company believes that each person who, at any time during such fiscal year, was a director, executive officer, or beneficial owner of more than 10% of the Company’s Common Stock complied with all Section 16(a) filing requirements during such fiscal year.

Security Ownership of Principal Stockholders and Management

      The following table sets forth certain information regarding beneficial ownership of the Company’s Common Stock as of February 18, 2004 by:

•	each director and each nominee for director excluding the Purchaser Designees;

•	each Named Officer set forth in the Summary Compensation Table under the section entitled “Executive Compensation”;

•	all directors and executive officers of the Company as a group; and

•	each person known by the Company to be the beneficial owner of more than 5% of the Common Stock. The information as to beneficial ownership is based upon statements furnished to the Company by such persons.

Name and Address	Amount and Nature of		Percent of
of Beneficial Owner(1)	Beneficial Ownership(2)		Class(3)

5% or Greater Shareholder
John Stewart Jackson, IV	2,662,743	(4)	30.2%
c/o Jackson Burglar Alarm
100 East 20th Avenue
Denver, CO 80205-3102

Directors and Named Officers
Sayed Ali	1,015,000	(5)	11.5%
John P. Donohue	125,000	(6)	1.4%
Booker T. Graves	112,800	(7)	1.3%
Charles B. Radloff	70,000	(8)	*
Barbara A. Butler	—		*
Tasneem Vakharia	108,000	(9)	1.2%
Louis Coccoli, Jr.	59,944	(10)	*
All directors and executive officers as a group (seven persons)	1,490,744		16.9%

*	Less than 1%.

(1)	The address of each of the directors and executive officers is c/o Creative Host Services, Inc., 16955 Via Del Campo, Suite 110, San Diego, California 92127.
(2)	Unless otherwise indicated, and subject to applicable community property laws, each person has sole voting and investment power with respect to the shares beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.
(3)	Based on 8,830,140 shares of Common Stock outstanding as of February 18, 2004. Shares of common stock subject to options and warrants currently exercisable or convertible, or exercisable or convertible within 60 days are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Does not include 1,340,800 shares which could be issued upon the exercise of outstanding warrants.
(4)	Of this amount (i) 2,614,513 shares are owned by Mr. Jackson, (ii) 10,000 shares are beneficially owned by Mr. Jackson’s spouse, (iii) 18,435 shares are beneficially owned by a family foundation, (iv) 970 shares are beneficially owned by Mr. Jackson through four separate trusts for his minor children pursuant to the Uniform Minors Trust Act, (v) 400 shares are beneficially owned by Gregory Development, Inc., a real estate holding company which is controlled by Mr. Jackson, and (vi) 18,425 shares are owned jointly with three daughters.
(5)	Includes 100,000 shares which Mr. Ali has the right to acquire upon the exercise of options issued under the Company’s 1997 Stock Option Plan and 15,000 shares upon the exercise of vested options issued under its 2001 Stock Option Plan. Does not include 20,000 shares for options which are not vested. Other than his options, Mr. Ali’s shares are held in two family trusts over which he has voting control.
(6)	Includes 15,000 shares which Mr. Donohue has the right to acquire upon exercise of options issued under the Company’s 1997 Stock Option Plan and 85,000 shares upon the exercise of vested options issued under its 2001 Stock Option Plan.
(7)	Includes 20,000 shares which Mr. Graves has the right to acquire upon exercise of options issued under the Company’s 1997 Stock Option Plan, and 85,000 shares upon the exercise of vested options issued under the Company’s 2001 Stock Option Plan.
(8)	Includes 70,000 shares which Mr. Radloff has the right to acquire upon exercise of vested options issued under the Company’s 2001 Stock Option Plan.
(9)	Includes 45,000 shares which Ms. Vakharia has the right to acquire upon exercise of options issued under the Company’s 1997 Stock Option Plan and 53,000 shares upon the exercise of vested options issued under the Company’s 2001 Stock Option Plan.

(10)	Includes 15,000 shares which Mr. Coccoli has the right to acquire through the exercise of warrants and 15,000 shares which he has the right to acquire upon the exercise of options.

ANNEX B

February 12, 2004

The Special Committee of the Board of Directors

Creative Host Services, Inc.

Dear Members of the Special Committee:

      It is our understanding that Creative Host Services, Inc. (the “Company” or “Creative Host”) is contemplating entering into an agreement with Yorkmont Five, Inc., a wholly owned subsidiary of Compass Group USA Investments, LLP, which in turn is a wholly owned subsidiary of Compass Group PLC (collectively with the aforementioned subsidiaries, “Compass Group”), pursuant to which Compass Group would acquire the Company through a cash tender offer (the “Offer”) and a back-end merger. Pursuant to the draft of the Agreement and Plan of Merger among Compass Group and Creative Host as of February 12, 2004 (the “Agreement”), Compass Group will offer the holders of the Company’s common shares $3.40 per share in a tender offer that will commence no later than six business days following the announcement of the Agreement. We further understand that the Company’s Chief Executive Officer and another significant shareholder, with common share holdings of approximately 11 percent and 29 percent, respectively, have agreed to tender their shares to Compass in connection with the Offer. Compass Group’s acquisition of the Company, the associated $3.40 per share of consideration provided to the Company’s common shareholders in connection with such acquisition, and the related transactions set forth in the Agreement are referred to collectively herein as the “Transaction.”

      You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address: (i) the Company’s underlying business decision to effect the Transaction, (ii) the tax consequences of the Transaction to the Company or any of its shareholders, (iii) whether the Company’s common shareholders should tender their shares in connection with the Offer, and (iv) any matters other than those specifically set forth herein.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1. reviewed the Company’s annual reports on Form 10-KSB for the fiscal years ended 2000 through 2002, the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2003 and unaudited financial statements for the periods ended November 30, 2002 and 2003, December 31, 2003, and January 31, 2004;

2. reviewed financial statements and lease schedules for each of the Company’s operating locations;

3. reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the years ended 2003 through 2008;

B-1

The Special Committee of the Board of Directors
Creative Host Services, Inc.

February 12, 2004	- 2 -

4. reviewed the Company’s summary of outstanding options, notes and warrants received on February 4, 2004;

5. reviewed the historical market prices and trading volume for the Company’s publicly traded securities;

6. reviewed the non-binding offer letter from Compass Group dated October 29, 2003;

7. reviewed the non-binding offer letter from an alternate buyer dated December 17, 2003;

8. reviewed the draft of the Agreement and prior drafts;

9. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company; and

10. conducted other such studies, analyses and inquiries as we have deemed appropriate.

      We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

      We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

      Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the shareholders of the Company in connection with the Transaction is fair to them from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

B-2

February 26, 2004

Dear Shareholder:

      I am pleased to inform you that on February 18, 2004, Creative Host Services, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Compass Group USA Investments, LLP and its wholly-owned subsidiary, Yorkmont Five, Inc. Pursuant to the Merger Agreement, Yorkmont Five, Inc. has commenced a cash tender offer to purchase all of the outstanding shares of Creative Host common stock for $3.40 per share (the “Offer”). Following successful completion of the Offer, Yorkmont Five, Inc. will be merged into Creative Host and any shares not tendered in the Offer will be converted into the right to receive $3.40 per share in cash, without interest. The Offer is currently scheduled to expire at midnight, New York City time on Wednesday, March 25, 2004, unless otherwise extended.

      Your Board of Directors unanimously approved the Merger Agreement, the Offer and the merger and determined that the Merger Agreement, the Offer and the merger are fair to and in the best interests of Creative Host’s shareholders and recommended that shareholders accept the Offer and tender their shares and, if necessary, vote to adopt and approve the principal terms of the Merger Agreement and the merger.

      In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached Schedule 14D-9 that Creative Host has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of Houlihan Lokey Howard and Zukin, our financial advisor, that the merger consideration being offered by Yorkmont Five, Inc. to Creative Host’s shareholders pursuant to the Offer is fair to our shareholders from a financial point of view. A copy of the opinion letter is included in the Schedule 14D-9 and should be read carefully in its entirety.

      By separate agreements, one major shareholder and I have agreed to tender our shares into the Offer and I have agreed to vote in favor of the merger. The major shareholder and I own shares representing approximately 40.3% of Creative Host’s outstanding shares.

      In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase of Compass Group dated February 26, 2004, together with the related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the merger and provide instructions as to how to tender your shares.

      I urge you to read the enclosed materials carefully and promptly.

      If you wish to tender your shares in this transaction, you must comply with the instructions set forth in the enclosed materials by the applicable deadlines.

Sincerely,

Sayed Ali
President and Chief Executive Officer